CONSENT OF QUALIFIED PERSON

I, Anoush Ebrahimi, confirm that:

I am the Qualified Person for the Mineral Reserve section of the Annual Information Form of Nevsun Resources Ltd. dated March 15, 2016 (“AIF”).

I have read National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and understand these Standards as pertains to the work for which I am responsible as disclosed in the AIF.

I am a principal consultant with SRK consulting (Canada) Inc. located at 22nd Floor, 1066 West Hastings Street, Vancouver, BC, V6E 3X2, Canada. I am a mining engineer with 24 years of experience in mining operation as well as mine planning and design. This includes numerous base metal projects in recent years. I received Ph.D. degree in mining engineering from University of British Columbia, Canada. I am an active member of Professional Engineers and Geoscientists of British Columbia (APEGBC). I am a Qualified Person as defined in NI 43-101, having 25 years of experience which is relevant to the activity for which I am accepting responsibility.

I have reviewed the AIF to which this statement of consent applies.

I am independent of Nevsun resource as described by Section 1.4 of NI 43-101.

I verify that the information in the AIF is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation  relating  to  Mineral Reserve.

I consent to the release of the AIF and this statement of consent by Nevsun Resources Ltd.

Dated this March 7th 2016.

“Anoush Ebrahimi”
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Signature of Qualified Person

Anoush Ebrahimi
Print name of Qualified Person